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14041984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NOV 28 2014

SEC FILE NUMBER
8- 5653

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2013 (MM/DD/YY) AND ENDING 09/30/2014 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coughlin & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E 19th Ave, Suite 700
(No. and Street)

Denver (City) CO (State) 80203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dave Sjerven 303 866-9987
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H LLLP
(Name – *if individual, state last, first, middle name*)

7979 E Tufts Ave, Suite 400 (Address) Denver (City) CO (State) 80237 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, David Sjerven, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coughlin & Company, Inc., as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLENNA D. FISHER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19874062606
MY COMMISSION EXPIRES APRIL 26, 2018

Signature

Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COUGHLIN AND COMPANY, INC.

Financial Statement
and
Independent Auditors' Report
September 30, 2014

This report is deemed **A PUBLIC DOCUMENT** in accordance with Rule 17a-5(c)(3)

COUGHLIN AND COMPANY, INC.

Table of Contents

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

Board of Directors and Stockholders
Coughlin and Company, Inc.
Denver, Colorado

REPORT ON THE FINANCIAL STATEMENT

We have audited the accompanying statement of financial condition of Coughlin and Company, Inc. as of September 30, 2014, and the related notes to the financial statement.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENT

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Coughlin and Company, Inc. as of September 30, 2014, in accordance with accounting principles generally accepted in the United States of America.

EKS+H LLLP
EKS&H LLLP

November 25, 2014
Denver, Colorado

COUGHLIN AND COMPANY, INC.

Statement of Financial Condition
September 30, 2014

Assets

Assets	
Cash	$ 1,262,003
Cash segregated under Rule 15c3-3	5,009
Deposit with clearing organization	50,075
Accounts receivable	6,413
Property and equipment, net	14,150
Cash surrender value of life insurance policies	186,672
Note receivable, related party	206,500
Prepaid and miscellaneous other	45,225
Total assets	$ 1,776,047

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued liabilities	$ 118,693
Total liabilities	118,693
Commitments and contingencies	
Stockholders' equity	
Common stock, $1 par value; 100,000 shares authorized; 19,988 shares issued and outstanding	19,988
Retained earnings	1,637,366
Total stockholders' equity	1,657,354
Total liabilities and stockholders' equity	$ 1,776,047

See notes to financial statement.

COUGHLIN AND COMPANY, INC.

Notes to Financial Statement

Note 1 - Description of Business and Summary of Significant Accounting Policies

Coughlin and Company, Inc. (the "Company") is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a full-service brokerage house that comprises several classes of service, including investment transactions and investment banking. The Company acts as an introducing broker and uses the services of an unaffiliated brokerage firm ("clearing broker") to provide security clearance services and customer account maintenance. Pursuant to its agreement with the clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company. The Company services a diverse group of institutional and individual investors throughout the United States.

A significant portion of the Company's activities are derived from affiliations with various related parties. Accordingly, these affiliations and other related party disclosures must be taken into consideration in reviewing the accompanying financial statement. The financial position of the Company could vary significantly had the Company operated independently.

Cash

The Company maintains cash positions with financial institutions. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Key Employee Insurance

The cash surrender value of Company-owned life insurance policy is included in the statement of financial condition as an asset. There were no loans outstanding against the policy as of September 30, 2014. The Company has the ability to draw on the cash surrender value of life insurance. Any outstanding draws on cash surrender value would offset insurance death benefit proceeds in case of death of the insured.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided by accelerated methods over estimated useful lives of three to five years.

Property and equipment consist of the following:

Furniture and equipment	$ 144,884
Autos	37,823
Less accumulated depreciation	(168,557)
Total	$ 14,150

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash securities owned throughout the year. The Company places its cash with what management believes are quality financial institutions. Securities owned throughout the year consisted primarily of government treasuries, corporate bonds, and municipal bonds. Management continually monitors the financial condition of customers and others from whom the Company has recorded receivables to reduce the risk of non-collection.

Income Taxes

The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company must recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, the Company is required to make many subjective assumptions and judgments regarding income tax exposures. Interpretations of and guidance surrounding income tax law and regulations change over time and may result in changes to its subjective assumptions and judgments. Management has reviewed current tax positions and does not deem it necessary to make a provision for uncertain tax positions.

Interest and penalties associated with tax positions are recorded in the period assessed. No interest or penalties have been assessed as of September 30, 2014. The Company's returns for tax years subject to examination by tax authorities include 2010 and 2011 through the current period for state and federal tax reporting purposes, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2 - Other Assets

Other assets consist of the following as of September 30, 2014:

Prepaid and miscellaneous other	$	44,152
Deferred tax asset		1,073
	$	45,225

Note 3 - Note Receivable, Related Parties

Note receivable, related parties, consists of the following as of September 30, 2014:

Unsecured subordinate note receivable from a related party with monthly interest payments at 15.25% per annum. The note, including principal and any accrued interest, is due on January 30, 2019.	206,500

Note 4 - Commitments and Contingencies

The Company leases office space through December 31, 2014 from an entity owned by officers and stockholders of the Company. The future minimum rental commitment under this lease is $18,507. The Company also leases equipment through November 8, 2017. The future minimum rental commitment under this lease is $9,006.

Note 5 - Profit-Sharing Plan

The Company maintains a profit sharing plan (the "Plan") covering substantially all full-time and salaried employees. Participants may make voluntary contributions to the Plan. Company contributions to the Plan are made at the discretion of the Board of Directors.

Note 6 - Income Taxes

The Company's effective tax rate differs from the federal statutory tax rate due to permanent differences.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change that cause a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income. As of September 30, 2014, the Company had no valuation allowance.

Note 6 - Income Taxes (continued)

As of September 30, 2014, the Company had no state net operating loss carry forwards.

The Company files income tax returns in the United States federal jurisdiction and Colorado with 3 and 4 year statutes of limitations, respectively.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintains minimum net capital, as defined, equal to the greater of 5% of combined aggregate debit balances, as defined, or 120% of the minimum net capital requirement. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2014, the Company had net capital of $1,385,066, which was $1,135,066 in excess of required minimum net capital of $250,000, and $1,085,066 in excess of alternative minimum net capital.

Note 8 - Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statements were available for issuance. There were no material subsequent events that required recognition or disclosure in the financial statements.